June 4, 2015	News Release 15–10

SILVER STANDARD ANNOUNCES REDUCTION
IN HOLDINGS OF PRETIUM RESOURCES INC.
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) today announced that it has acquired C$1,500,000 worth of common shares (the “Shares”) of Golden Arrow Resources Corporation (TSX-V: GRG, FRA: GAC) (WKN: A0B6XQ) (“Golden Arrow”) at a price of C$0.35 per Share (the “Transaction”). The Company paid for the Shares by transferring to Golden Arrow 214,592 common shares (“Pretium Shares”) of Pretium Resources Inc. (TSX: PVG, NYSE: PVG) (“Pretium”) at a price of C$6.99 per Pretium Share.

As a result of the Transaction, Silver Standard’s holdings in Pretium are reduced to 17,104,865 Pretium Shares, representing approximately 12.9% of the issued and outstanding Pretium Shares.
Silver Standard does not have any present intention to divest of any additional Pretium Shares. It is the intention of Silver Standard to evaluate its investment in Pretium on a continuing basis and such holdings may be increased or decreased in the future.
Certain information otherwise required to be included in this news release has been omitted on the basis that it is included in the report filed by Silver Standard pursuant to Multilateral Instrument 62-104. A copy of that report may be obtained from Silver Standard at the address specified below.
Silver Standard’s address for the purposes of National Instrument 62-103 is 800 - 1055 Dunsmuir Street, Vancouver, BC, V7X 1G4.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning our intentions regarding our interest in Pretium. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including our future performance, the future performance of Pretium and those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Form 40-F filed with the U.S. Securities and Exchange Commission. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.